

Mail Stop 6010

August 19, 2008

Via Facsimile and U.S. Mail

Mr. Raymond P.L. Cannefax
President
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, UT   84119

> **RE: Paradigm Medical Industries, Inc.**
> **Item 4.02 Form 8-K/A-3**
> **Filed August 18, 2008**
> **File No. 0-28498**

Dear Mr. Cannefax:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K/A-3 dated August 12, 2008</u>

<u>Item 4-02. Non-Reliance on Previously Issued Financial Statements</u>

1.   We note the updated information added to this report in the penultimate paragraph. In this regard, please state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02(a).

2.   In the second sentence of the third to last paragraph added to this report, please revise your disclosure to correctly identify the reference to Form 10-KSB as "Form 10-KSB/A-2" and the quarter ended for Form 10-QSB as "March 31, 2008".

3.   In future filings, please revise the date of report on the amended Form 8-K so that it is consistent with the date on the initial Form 8-K – i.e., March 26, 2008.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

        If you have any questions, please call me at (202) 551-3626.

                        Sincerely,

                        David Burton
                        Staff Accountant